Exhibit 99.3

PRESS RELEASE

AC Immune Reports First Quarter 2025 Financial Results and

Provides a Corporate Update

●	Continuing to advance clinical active immunotherapy portfolio for precision prevention of neurodegenerative diseases
●	Positive immunogenicity and good safety in interim results for wholly owned anti-alpha-synuclein (a-syn) active immunotherapy ACI-7104.056 in Phase 2 trial in Parkinson’s disease (PD)
●	Additional ACI-7104.056 Phase 2 interim results (pharmacodynamics and biomarkers) expected in Q2 2025
●	Presentations at International Conference on Alzheimer’s and Parkinson’s Disease (AD/PD™ 2025) highlight leadership in active immunotherapy and promising data on early-stage assets
●	Cash resources of CHF 145.7 million as of March 31, 2025 provide funding into Q1 2027 before any potential milestones

Lausanne, Switzerland, April 30, 2025 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today reported results for the quarter ended March 31, 2025, and provided a corporate update.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “AC Immune’s portfolio of active immunotherapies for precision prevention of neurodegeneration continues to advance in clinical development. Our interim Phase 2 data on ACI-7104.056, our wholly owned a-syn active immunotherapy, demonstrated strong immunogenicity and a favorable safety profile in early Parkinson’s disease patients, further supporting its best-in-class characteristics. Our two partnered active immunotherapy programs, ACI-24.060 and ACI-35.030, also advanced well in their respective ongoing Phase 2 trials. Furthermore, we highlighted progress with our promising early-stage assets in presentations of preclinical data at AD/PD™ 2025, including Morphomer® small molecule drugs targeting a-syn and Tau, and Morphomer®-antibody drug conjugates (morADC) our new class of drug candidates for neurodegenerative diseases.”

“AC Immune is well financed into Q1 2027, without including significant potential milestones. We are moving towards several value-inflection points throughout 2025, including pharmacodynamic and biomarker data on ACI-7104.056 and potential initiation of Part 2 of the Phase 2 VacSYn trial, reaching the 12-month treatment timepoint for all the Alzheimer’s disease (AD) cohorts (including AD3 where enrollment was completed in December 2024) of the Phase 2 ABATE trial of ACI-24.060, and further developments across our early-stage pipeline.”

Q1 2025 and Subsequent Highlights:

●	Additional interim safety and positive immunogenicity data from the Phase 2 VacSYn clinical trial evaluating ACI-7104.056, AC Immune’s wholly-owned anti-a-syn active immunotherapy candidate, for the treatment of patients with early PD.
o	Antibody responses were rapidly induced against the target antigen after 2 immunizations and were further boosted by each subsequent immunization.

o	Treatment with ACI-7104.056 induced an increase in anti-a-syn antibodies on average more than 20-fold higher than the placebo background level after four immunizations.
o	Based on further interim results to be reported later in 2025, including pharmacodynamic and biomarker data, AC Immune may decide to initiate Part 2 of VacSYn, with the aim of establishing early proof-of-concept and identification of disease-specific biomarkers for rapid transition into a pivotal study.
●	In vivo proof-of-concept study of proprietary morADC platform was completed in Q1.
●	AC Immune’s therapeutic and diagnostic programs were featured in multiple presentations at AD/PD™ 2025.
●	AC Immune hosted an industry symposium highlighting the company’s industry-leading pipeline of active immunotherapies for precision prevention of neurodegenerative diseases.

Anticipated 2025 Milestones

Program	Milestone	Expected in
ACI-24.060 anti-Abeta active immunotherapy	ABATE Phase 2 trial reaches 12-month treatment timepoint in the AD3 cohort (with interim results reported shortly thereafter)	H2 2025
ACI-7104.056 anti-a-syn active immunotherapy	Further interim results from Part 1 of Phase 2 VacSYn trial in PD, including pharmacodynamics and biomarkers	Q2 2025
	Initiation of Part 2 of VacSYn trial	H2 2025
ACI-19764 Small molecule NLRP3 inhibitor	Lead declaration and initiation of IND-enabling studies	Q2 2025
	IND/CTA filing	H2 2025
TDP-43 monoclonal antibody	Validated pharmacodynamic assay for clinical readout	H2 2025
Morphomer-Tau aggregation inhibitors	Lead declaration and initiation of IND-enabling studies	H2 2025
Morphomer a-syn aggregation inhibitor	Lead declaration	H2 2025
TDP-43-PET tracer	Initial Phase 1 readout in genetic frontotemporal dementia (FTD)	H2 2025
ACI-15916 a-syn-PET tracer	Phase 1 readout in Parkinson’s disease (PD)	H2 2025

Analysis of Financial Statements for the Quarter Ended March 31, 2025

●	Cash position: The Company had total cash resources of CHF 145.7 million (CHF 165.5 million as of December 31, 2024), composed of CHF 20.0 million in cash and cash equivalents and CHF 125.7 million in short-term financial assets. The Company’s cash balance provides sufficient capital resources into Q1 2027, without including potential milestones.

●	R&D expenditures: R&D expenses in the period were CHF 15.9 million, compared with CHF 15.2 million for the comparable period in 2024. The expenses for the period were comprised mostly of ongoing clinical trial costs as well as personnel costs (including share-based payments), and regulatory, quality assurance, and intellectual property costs.
●	G&A expenditures: G&A expenses in the period were CHF 4.4 million, compared with CHF 5.0 million for the comparable period in 2024.
●	IFRS loss for the period: The Company reported a net loss after taxes of CHF 19.0 million for the three months ended March 31, 2025, compared with a net loss of CHF 17.9 million for the comparable period in 2024.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 62 54 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	March 31,	December 31,
	2025	2024
Assets
Non-current assets
Property, plant and equipment	2,761	2,651
Right-of-use assets	5,186	5,437
Intangible asset	50,416	50,416
Long-term financial assets	585	415
Total non-current assets	58,948	58,919

Current assets
Prepaid expenses	3,607	4,302
Accrued income	925	1,099
Other current receivables	1,988	1,104
Short-term financial assets	125,654	129,214
Cash and cash equivalents	19,960	36,275
Total current assets	152,134	171,994
Total assets	211,082	230,913

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	2,230	2,226
Share premium	478,999	478,506
Treasury shares	(218)	(218)
Currency translation differences	(1)	(5)
Accumulated losses	(386,212)	(368,239)
Total shareholders’ equity	94,798	112,270

Non-current liabilities
Long-term deferred contract revenue	3,956	4,560
Long-term lease liabilities	4,142	4,401
Net employee defined benefit liabilities	8,940	8,844
Total non-current liabilities	17,038	17,805

Current liabilities
Trade and other payables	2,391	2,658
Accrued expenses	11146	12098
Short-term deferred contract revenue	84,676	85,056
Short-term lease liabilities	1,033	1,026
Total current liabilities	99,246	100,838
Total liabilities	116,284	118,643
Total shareholders’ equity and liabilities	211,082	230,913

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

	For the Three Months
	Ended March 31,
	2025	2024
Revenue
Contract revenue	990	—
Total revenue	990	—

Operating expenses
Research & development expenses	(15,916)	(15,165)
General & administrative expenses	(4,443)	(4,971)
Other operating income/(expense), net	(1)	68
Total operating expenses	(20,360)	(20,068)
Operating loss	(19,370)	(20,068)

Financial income	687	629
Financial expense	(54)	(36)
Exchange differences	(292)	1,613
Finance result, net	341	2,206

Loss before tax	(19,029)	(17,862)
Income tax expense	—	—
Loss for the period	(19,029)	(17,862)
Loss per share:	(0.19)	(0.18)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

	For the Three Months
	Ended March 31,
	2025	2024
Loss for the period	(19,029)	(17,862)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences:	4	16
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	—	—
Total comprehensive loss, net of tax	(19,025)	(17,846)